MDS INC.

Annual and Special Meeting of Shareholders of MDS Inc. (“MDS”)

March 8, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

TOTAL SHARES VOTED: 80.1% OF
ISSUED & OUTSTANDING: 144,525,121

Matters Voted Upon:

Voted by Proxy
General Business	Outcome of Vote	% in Favour

1. The election of directors of MDS for the following year.	Carried by a show of hands

2. The appointment of Ernst & Young LLP as independent auditors of MDS for the following year and authorize directors to fix their remuneration	Carried by a show of hands

	Outcome of Votes by Ballot
Special Business	Vote	Votes For	Votes Against	% in Favour

1. The approval of amendments to the Company’s Stock Option Plan	Carried	85,671,295	24,416,607	77.8%